UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

On January 29, 2026, Mr. Chan Siu Leung, Gary notified Wellchange Holdings Company Limited (the “Company”) of his resignation as Chief Financial Officer, effective upon the Board of Directors approving the Company’s acceptance of his resignation notice, which occurred on February 1, 2026.

On February 1, 2026, the Board of Directors, Nominating Committee, and the Compensation Committee approved by resolutions and confirmed the appointment of Ms. Lau Cheuk Wing as Chief Financial Officer of the Company, with a monthly compensation of HKD$30,000.00. Ms. Lau entered into an employment agreement with the Company on February 2, 2026, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

The biographical information of Ms. Lau Cheuk Wing is set forth below:

Ms. Lau Cheuk Wing, age 33, has over nine years of experience in auditing and accounting. From October 2016 to November 2025, Ms. Lau served as an Audit Manager at SHINEWING (HK) CPA Limited, where she led audit engagements for Hong Kong listed companies, licensed corporations, and private companies across industries including banking, financial institutions, insurance brokerage, trading, and manufacturing. Ms. Lau is a Certified Public Accountant and a member of CPA Australia. She obtained her bachelor’s degree of Business Administration in Accounting from The Hang Seng University of Hong Kong in 2016.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Ms. Lau Cheuk Wing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: February 2, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

3